Exhibit 12

                     ROCKWELL INTERNATIONAL CORPORATION
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            COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND
         COMPUTATION OF PRO FORMA RATIO OF EARNINGS TO FIXED CHARGES
                       NINE MONTHS ENDED JUNE 30, 1995
                      (In millions, except for ratios)
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                                                                          Pro Forma    Pro Forma
                                                   Rockwell(1)  Reliance(2)  Adjustments  Combined
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EARNINGS AVAILABLE FOR FIXED CHARGES:
   Income before income taxes                      $  916.5    $(51.3)      $52.9 (3)   $  918.1
   Adjustments:
     Undistributed (income) of affiliates........      (5.0)                              (5.0)
     Minority interest in loss of subsidiaries...       8.4                                8.4
                                                      919.9     (51.3)       52.9        921.5

     Add fixed charges included in earnings:
       Interest expense..........................     119.5       6.0        21.0        146.5
       Interest element of rentals...............      49.3       2.5                     51.8
         Total...................................     168.8       8.5        21.0        198.3

     Total earnings available for fixed charges..  $1,088.7    $(42.8)      $73.9     $1,119.8

FIXED CHARGES:

  Fixed charges included in earnings.............  $  168.8    $  8.5       $21.0     $  198.3
  Capitalized interest...........................      10.3                               10.3
    Total fixed charges..........................  $  179.1    $  8.5       $21.0     $  208.6

RATIO OF EARNINGS TO FIXED CHARGES (4)                  6.1                                5.4

(1)  The Rockwell information presented includes Reliance for the six months ended June 30, 1995.
(2)  The Reliance information presented is for the three months ended
     December 31, 1994.
(3)  Pro forma adjustments include the following (see Exhibit 99-a):
     A)To reflect the divestiture of Reliance's telecommunications business          $ (8.2)
     B)Amortize over periods ranging from seven to forty years the excess of purchase price over the estimated fair value of net tangible assets
       acquired                                                                        (7.6)
      C)Recognize interest expense on borrowings to fund acquisition
       (at assumed rates of 7% on short-term debt and 8.2% on long-term debt)         (21.0)
     D)Remove unusual expenses incurred by Reliance relatingto costs associated with abandonment of a prior merger agreement and costs
         associated with the acquisition by Rockwell                                     89.7
      Total adjustments to income before income taxes                                  $ 52.9
(4)  In computing the ratio of earnings to fixed charges, earnings are defined as income before income taxes adjusted for minority interest in income or loss of subsidiaries, undistributed earnings of affiliates and fixed charges exclusive of capitalizedinterest.  Fixed charges consist of interest on borrowings and that portion of rentals deemed representative of the interest factor.
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